MPM HOLDINGS INC.

260 Hudson River Road

Waterford, New York 12188

May 16, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jay Ingram

Re:	MPM Holdings Inc.

Registration Statement on Form S-1 (File No. 333-220384)

Dear Mr. Ingram:

MPM Holdings Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-220384) (the “Registration Statement”), including all exhibits filed therewith and all amendments thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Company’s request is based on the fact that on May 15, 2019, pursuant to that certain Agreement and Plan of Merger, dated as of September 13, 2018 (the “Merger Agreement”), by and among the Company, MOM Holding Company, a Delaware corporation (“Parent”), and MOM Special Company, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. The Company confirms that the Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Thank you for your consideration.

Very truly yours,

MPM HOLDINGS INC.

/s/ John D. Moran

John D. Moran

Senior Vice President & General Counsel